EXHIBIT 9

FrontFour and Sandpiper’s Nominees to Join Granite REIT’s Board of Trustees and Directors

TORONTO, June 14, 2017 – FrontFour Capital Group LLC (“FrontFour”) and Sandpiper Group (“Sandpiper”), owners of approximately 6.2% of the outstanding stapled units of Granite Real Estate Investment Trust ("Granite") (GRT.UN:TSX, GRP.U:NYSE), are pleased to announce that Granite will be nominating its three highly qualified nominees, Al Mawani, Peter Aghar and Samir Manji to Granite’s Board of Trustees and Granite REIT Inc.’s Board of Directors (collectively the “Board”) for election at the joint upcoming meetings to be held on June 15, 2017. Current Board members G. Wesley Voorheis, Peter Dey and Brydon Cruise will not be standing for re-election.

FrontFour and Sandpiper’s nominees are looking forward to working constructively with Granite's management team and the rest of the elected Board. We believe that the reconstituted Board represents a group of individuals with extensive real estate and governance expertise. All five new Board nominees, including Al Mawani, Peter Aghar and Samir Manji, are seasoned real estate veterans, highly respected in the real estate industry and have considerable board experience. We believe the Board transition will be seamless with a focus on creating value for all unitholders.

Granite is a unique, high-quality global portfolio of industrial assets with tremendous long term potential to become a Canadian real estate champion. We are very excited about Granite’s prospects moving forward and are committed to its long-term success.

FrontFour and Sandpiper also wish to thank unitholders for their tremendous support throughout our campaign.

For further information, contact Zachary George at FrontFour Capital Group LLC – (203) 274-9053 or Samir Manji at Sandpiper Group – (604) 558-4885.

FRONTFOUR CAPITAL GROUP LLC

FrontFour Capital Group LLC, located in the United States at 35 Mason Street, Greenwich, CT 06830, was formed in December 2006. FrontFour Capital Group LLC is registered with the Securities & Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended.

SANDPIPER GROUP

Sandpiper is a Vancouver-based private equity firm focused on investing in real estate through direct property investments and securities. For more information about Sandpiper, visit www.sandpipergroup.ca.